Exhibit 99.1

SINGAPORE, July 14, 2022 — Karooooo Ltd. (“Karooooo”, or the “Company”) (NASDAQ: KARO), which owns 100% of Cartrack Holdings (“Cartrack”), is a leading provider of an on-the-ground operations Internet of Things (”IoT”) SaaS cloud that maximizes the value of data by providing insightful real-time data analytics and business intelligence reports. Its offering extends beyond connected vehicles and equipment, assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting.

Karooooo to report First Quarter 2023 Financial Results on July 27, 2022 Eastern Time

Karooooo will report unaudited financial results for the quarter ended May 31, 2022 on Wednesday, July 27, 2022 shortly after 04:00 p.m. Eastern Time. The Company will host a corresponding Zoom webinar on Thursday, July 28, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom at: https://us02web.zoom.us/j/89199117604

Webinar ID: 891 9911 7604

Telephone:

•	US (New York) Toll-free: +1 646 558 8656

•	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IOT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,575,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com